Exhibit 12.1

Consolidated Edison, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Nine Months Ended September 30, 2013	For the Twelve Months Ended December 31, 2012	For the Nine Months Ended September 30, 2012
Earnings
Net Income for Common Stock	$828	$1,138	$931
Preferred Stock Dividend	—	3	3
(Income) or Loss from Equity Investees	(5)	4	(4)
Minority Interest Loss	—	—	—
Income Tax	373	600	501

Pre-Tax Income	$1,196	$1,745	$1,431

Add: Fixed Charges*	597	638	484
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	5	5

Earnings	$1,793	$2,378	$1,910

* Fixed Charges
Interest on Long-term Debt	$421	$568	$429
Amortization of Debt Discount, Premium and Expense	12	18	12
Interest Capitalized	—	—	—
Other Interest	143	20	17
Interest Component of Rentals	21	27	21
Pre-Tax Preferred Stock Dividend Requirement	—	5	5

Fixed Charges	$597	$638	$484

Ratio of Earnings to Fixed Charges	3.0	3.7	3.9